

SEC ... 07001345 ... MISSION

AB
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48469

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First China Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

740 Swarthmore Avenue
(No and Street)

Pacific Palisades	California	90272
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hui Wang (310) 459-8064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Hui Wang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First China Capital, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature 11-18-06

President
Title

State of Calif
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 18 day of Nov, 2006

Notary Public



SANDRA SALKOW
Commission # 1407908
Notary Public - California
Los Angeles County
My Comm. Expires Mar 28, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2007
WASH, D.C.
185
SECTION

First China Capital, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
First China Capital, Inc.:

We have audited the accompanying statement of financial condition of First China Capital, Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First China Capital, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 16, 2007

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

First China Capital, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 54,658
Accounts receivable, net	27,500
Marketable securities, at market	9,237
Furniture, equipment, and vehicles, net	21,325
Receivable from officer	49,692
Prepaid income taxes	2,800
Total assets	$ 165,212

Liabilities & Stockholders' Equity

Liabilities	
Payroll taxes payable	$ 56
Total liabilities	56
Stockholders' equity	
Common stock, no par value, 50,000,000 shares authorized, 780,000 issued and outstanding	330,435
Accumulated deficit	(165,279)
Total stockholders' equity	165,156
Total liabilities & stockholders' equity	$ 165,212

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Income
For the Year Ended December 31, 2006

Revenue	
Commissions and fees	$ 654,880
Interest and dividends	3,854
Investment gains (losses)	3,612
Total revenue	662,346
Expenses	
Employee compensation and benefits	238,200
Communications	3,683
Taxes, other than income taxes	10,103
Other operating expenses	392,003
Total expenses	643,989
Net income (loss) before income tax provision	18,357
Income tax provision	800
Net income (loss)	$ 17,557

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Accumulated Deficit	Total
Balance at December 31, 2005	$ 330,435	$ (182,836)	$ 147,599
Net income (loss)	–	17,557	17,557
Balance at December 31, 2006	$ 330,435	$ (165,279)	$ 165,156

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flow from operating activities:		
Net income (loss)		$ 17,557
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 2,426	
(Increase) decrease in:		
Accounts receivable, net	32,500	
Prepaid income taxes	(2,400)	
Marketable securities, at market	(8,412)	
(Decrease) increase in		
Salaries and payroll taxes payable	(24,407)	
Total adjustments		(293)
Net cash and cash equivalents provided by (used in) operating activities		17,264
Cash flows from investing activities:		–
Cash flows from financing activities:		
Due from related party	(49,692)	
Net cash and cash equivalents provided by (used in) financing activities		(49,692)
Net increase (decrease) in cash and cash equivalents		(32,428)
Cash and cash equivalents at beginning of year		87,086
Cash and cash equivalents at end of year		$ 54,658

Supplemental disclosure of cash flow information	
Cash paid during the period ended December 31, 2006	
Income taxes	$ 3,200
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

First China Capital, Inc. (the "Company") was incorporated in the State of California on February 16, 1995. The Company is a registered broker/dealer in securities under the Securities and Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company provides high quality medium sized Chinese growth companies access to the U.S. capital markets. The Company also arranges joint ventures between Chinese firms and U.S. firms in China.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts and CDs as cash equivalents.

Marketable securities are valued at market value. Mark-to-market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Furniture, equipment and vehicles are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, equipment and vehicles are depreciated over their estimated useful lives ranging from five (5) to seven years (7) years by the straight-line method

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws

First China Capital, Inc.
Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and rates.

Note 2: ACCOUNTS RECEIVABLE, NET

Accounts receivable are valued and reported at net realizable value. An allowance for doubtful accounts is considered necessary because probable uncollectible accounts are material.

As of December 31, 2006, the Company wrote-off $ 40,000 of the expected uncollectible accounts from all services provided from the total outstanding receivables. This estimate is entered as a bad debt expense and is included in other operating expenses.

Accounts receivable, net consists of the following:

Accounts receivable	$ 67,500
Less: Allowance for doubtful accounts	(40,000)
Accounts receivable, net	$ 27,500

Note 3: MARKETABLE SECURITIES, AT MARKET

Marketable securities consist of NASD stocks with the fair market value of $9,237. The accounting for the mark-to-market on proprietary trading is included in income as investment gain (loss) of $3,612.

Note 4: FURNITURE, EQUIPMENT AND VEHICLES, NET

The furniture, equipment and vehicles are recorded at cost.

		Depreciable Life Years
Vehicles	$ 39,585	5
Furniture & equipment	3,111	5-7
	42,696	
Less: accumulated depreciation	(21,371)	
Furniture, equipment and vehicles, net	$ 21,325	

Depreciation expense for the year ended December 31, 2006 was $2,426.

Note 5: RECEIVABLE FROM OFFICER

Amount due from officer is unsecured, non-interest bearing and due on demand. At December 31, 2006, the amount due is $49,692.

Note 6: RETIREMENT PLAN

The Company maintains a Simplified Employee Pension Plan ("SEP") plan covering all of its eligible employees. The SEP Plan is discretionary and continuance of the plan is at the sole discretion of the Company. Under the terms of the plan, the firm made specified contributions of up to 25% of net compensation not to exceed the Federal limit of $44,000 per employee. These contributions are made on behalf of eligible employees as part of the overall compensation program of the Company. The funds are invested in tax-deferred retirement funds as chosen by each eligible employee. The Company recorded contributions of $44,000 for the year ended December 31, 2006.

Note 7: INCOME TAXES

The income tax provision for the year ended December 31, 2006 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2006, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $15,244 that expires as follows:

Expiration during year ended December 31,	Amount of used loss carry forwards
2020	$ 88,141
2025	13,487
	$ 101,628

Note 8: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2006, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely–than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $62,453, which was $ 57,453 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($56) to net capital was 0.00 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $4,386 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 66,839
Adjustments:		
Accounts receivable	$ (7,500)	
Haircuts	3,114	
Total adjustments		(4,386)
Net capital per audited financial statements		$ 62,453

First China Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Stockholders' equity		
Common stock	$ 330,435	
Accumulated deficit	(165,279)	
Total stockholders' equity		$ 165,156
Less: Non allowable assets		
Accounts receivable	(27,500)	
Furniture, equipment and vehicles, net	(21,325)	
Receivable from officer	(49,692)	
Prepaid income taxes	(2,800)	
Net adjustments		(101,317)
Net capital before haircuts		63,839
Less: Haircuts		
Haircuts on marketable securities	(1,386)	
Total adjustments to net capital		(1,386)
Net capital		62,453
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 57,453
Percentage of aggregate indebtedness to net capital	0.00:1	

There is a $4,386 difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 11.

First China Capital, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirement is not applicable to First China Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

First China Capital, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to First China Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

First China Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
First China Capital, Inc.:

In planning and performing our audit of the financial statements of First China Capital, Inc.(the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

*We Focus & Care*SM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 17, 2007

END